                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                             SECURITIES ACT OF 1934



(MARK ONE)

    [X]     Annual report pursuant to Section 15(d) of the Securities Exchange
                                   Act of 1934
                                (No fee required)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       Or

    [ ]     Transition report pursuant to Section 15(d) of the Securities
                              Exchange Act of 1934
                                (No fee required)

           For the transaction period from __________ to ____________
                       Commission file number____________



                           RANGE RESOURCES CORPORATION
                              401(k) PLAN AND TRUST



               777 MAIN STREET, FT. WORTH, TEXAS                 76102
            (Address of principal executive office)            (Zip Code)

                           RANGE RESOURCES CORPORATION
                                   401(k) PLAN

                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2001 AND 2000
                       WITH REPORT OF INDEPENDENT AUDITORS

                     RANGE RESOURCES CORPORATION 401(k) PLAN
                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2001 AND 2000



                                TABLE OF CONTENTS



Report of Independent Auditors............................................................................     1

Financial Statements:

     Statements of Net Assets Available for Benefits......................................................     2

     Statements of Changes in Net Assets Available for Benefits...........................................     3

Notes to Financial Statements.............................................................................     4

Supplemental Schedule:

     Form 5500 Schedule H, line 4(i) - Schedule of Assets Held for Investment Purposes....................    11




All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has not been included in the financial statements or notes thereto.

                         REPORT OF INDEPENDENT AUDITORS


To the Administrative Committee
Range Resources Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Range Resources Corporation 401(k) Plan (the "Plan") as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       /s/ Whitley Penn

Fort Worth, Texas
June 12, 2002

                     RANGE RESOURCES CORPORATION 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                               DECEMBER 31,
                                                         -----------------------
                                                            2001         2000
                                                         ----------   ----------
ASSETS:
Investments, at fair value:
          Shares of registered investment companies:
            Mutual Funds                                 $2,538,154   $       --
            Range Resources Common Stock                  1,338,107    1,898,194

          Participant loans                                 117,648       29,346
                                                         ----------   ----------
                                                          3,993,909    1,927,540


Receivables:
          Employer's contributions                          554,243      483,000
          Participants' contributions                         1,357       16,945
          Investment income                                     253        2,246
                                                         ----------   ----------
                                                            555,853      502,191

Cash                                                             --    2,411,247
                                                         ----------   ----------

Total assets                                              4,549,762    4,840,978


LIABILITIES                                                      --           --
                                                         ----------   ----------


Net assets available for benefits                        $4,549,762   $4,840,978
                                                         ==========   ==========


                             See accompanying notes.

                     RANGE RESOURCES CORPORATION 401(k) PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                            YEARS ENDED DECEMBER 31,
                                                          ----------------------------
                                                              2001            2000
                                                          ------------    ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
    Net appreciation (depreciation) in fair value
        of investments                                    $ (1,043,873)   $    793,209
    Interest and dividends                                      60,003         210,378
                                                          ------------    ------------
                                                              (983,870)      1,003,587

Contributions
    Employer contributions
        Non-cash                                               554,243         500,808
    Participant contributions                                  660,573         489,945
    Rollover contributions                                      39,948          24,296
                                                          ------------    ------------
                                                             1,254,764       1,015,049
                                                          ------------    ------------
Total additions                                                270,894       2,018,636

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
    Benefits paid to participants                              562,110         912,889
    Transfers Out                                                   --       4,681,782
    Net loan activity                                               --         138,384
                                                          ------------    ------------
Total deductions                                               562,110       5,733,055

Net increase (decrease)                                       (291,216)     (3,714,419)

Net assets available for benefits, at beginning of year      4,840,978       8,555,397
                                                          ------------    ------------

Net assets available for benefits, at end of year         $  4,549,762    $  4,840,978
                                                          ============    ============

                             See accompanying notes.

                     RANGE RESOURCES CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


A. DESCRIPTION OF PLAN

PLAN DESCRIPTION

The following description of the Range Resources Corporation 401(k) Plan (the "Plan") provides only general information. The Plan is sponsored by Range Resources Corporation (the "Company"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering employees of the Company who are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective August 25, 1998 the Plan changed its name from Lomak Petroleum, Inc. 401(k) Plan and Trust to Range Resources Corporation 401(k) Plan. The Plan was last restated January 1, 2001, when the Plan adopted the prototype plan provided by CPI Qualified Plan Consultants as a substitution and amendment of an existing retirement plan originally established January 1, 1989.

CONTRIBUTIONS

Participants may contribute up to 15% of pre-tax annual compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan Agreement. Integrated Contributions are equal to 5.70% of each active participant's eligible compensation in excess of the social security taxable wage base in 2001 and 2000.

Participants must be employed on the last day of the plan year, and complete 1,000 hours of service during the plan year to be eligible to receive profit sharing contributions. Each year the Board of Directors determines the percentage of employee salaries that the Company will contribute. In 2001 and 2000, the Company contributed 6% of employees' salaries in the form of Company stock.

At the discretion of the Board of Directors, the Company may elect to contribute a matching contribution based on the amounts of salary reduction of the participants. No matching contribution was made in 2001 or 2000.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's elective contribution, employer contribution(s), and earnings thereon. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                     RANGE RESOURCES CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


A. DESCRIPTION OF PLAN - CONTINUED

VESTING

Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Vesting in the Company contribution portion of accounts plus actual earnings thereon is as follows:

                                                                    VESTED
                     YEARS OF SERVICE                             PERCENTAGE
                     ----------------                             ----------
                  Less than One (1) year                               0%
                  One (1) year                                        40%
                  Two (2) years                                       80%
                  Three (3) or more years                            100%

A year of service for vesting purposes is defined as a period in which a participant completes at least 1,000 hours of service.

LOANS

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed a repayment period used by commercial lenders for similar loans. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 2%, as defined by the Participant Loan Program. Principal and interest are paid ratably through payroll deductions.

BENEFIT PAYMENTS

Participants withdrawing during the year for reasons of service or disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers, lump-sums, installment payments, or through the purchase of an annuity contract. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited and reallocated to the remaining participants once it is assured that a break in service was incurred by the withdrawing participant. Disbursements for benefits are recorded when paid.

FORFEITURES

Forfeited balances of terminated participants' non-vested accounts are reallocated to the account balances of the remaining participants. At December 31, 2001 and 2000, forfeited amounts approximated $13,300 and $5,700, respectively, and had not been allocated.

                     RANGE RESOURCES CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


A. DESCRIPTION OF PLAN - CONTINUED

ADMINISTRATIVE EXPENSES

The Plan or Plan Sponsor pays administrative expenses of the Plan. During 2001 and 2000, the Plan Sponsor paid approximately $12,000 and $19,600 of Plan expenses on behalf of the Plan, respectively.


B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

Investments are valued at fair market value. The Common Stock of Range Resources Corporation 401(k) Plan is valued at the last reported sales price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net realized gain or loss on investments is the difference between the proceeds received upon the sale of investments and the market value of investments as of the end of the preceding year or the average cost of those assets if acquired during the current year. Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.

These investments are subject to market or credit risks customarily associated with equity investments.

CONTRIBUTIONS

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan's administrator.

                     RANGE RESOURCES CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

PAYMENT OF BENEFITS

Benefits are recorded when paid.

PRESENTATION

Certain 2000 amounts have been reclassified to conform to the 2001 presentation.

PLAN EXPENSES

Employees of the Company perform certain administrative functions with no compensation from the Plan. Administrative costs of the Plan are paid by the Company and are not reflected in the accompanying financial statements.


C. INVESTMENTS

Participants may direct their 401(k) assets to be invested in any combination of investment funds and Range Resources Corporation common stock. Descriptions of those investment options are as follows:

Range Resources Common Stock Fund: The fund will invest in Range Resources common stock and a percentage of cash in a Short Term Investment Fund ("STIF"). A daily review will be completed by Investors Bank and Trust ("IBT") to determine whether the cash position has fallen below or increased above the specified percentage range of the overall portfolio market value as instructed and established by the Company.

AIM Money Market Fund: seeks current income and liquidity with preservation of capital by investing in money market securities.

Bond Fund of America: seeks current income by investing primarily in investment-grade debt obligations.

Investment Company of America Fund: seeks long-term growth of capital and income.

AIM Balanced Fund: seeks current income and capital appreciation by investing in a combination of equity and fixed income securities.

AIM Blue Chip Fund: seeks long-term growth of capital and income.

AIM Constellation Fund: seeks long-term capital appreciation.

AIM Aggressive Growth Fund: seeks long-term capital appreciation.

                     RANGE RESOURCES CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


C. INVESTMENTS - CONTINUED

AIM International Equity Fund: seeks capital appreciation by investing primarily in equity securities in foreign companies.

Oppenheimer Global Fund: seeks capital appreciation by investing primarily in equity securities of foreign and domestic companies.

The following table presents the individual investments that exceeded 5% of the Plan's net assets available for benefits at December 31,:

         DESCRIPTION              2001         2000
         -----------           ----------   ----------
Range Resources Common Stock   $1,338,107   $1,898,194
Investment Co of America          566,880           --
AIM Balanced                      507,252           --
AIM Blue Chip                     486,698           --
AIM Cash Reserves                 269,630           --
Bond fund of America              211,417           --

Range Resources common stock represents approximately 34% and 39% of total net assets available for benefits at December 31, 2001 and 2000, respectively.


D. TAX STATUS

The Internal Revenue Service ("IRS") issued its latest determination letter on March 2, 1995, which stated that the Plan and underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from Federal income taxes. Subsequently, the Plan has been amended and restated. The Plan Sponsor and its legal counsel believe the Plan, as currently designed and operated is in compliance with the applicable requirement of the Internal Revenue Service.


E. TRANSACTIONS WITH PARTIES IN INTEREST

Participants have the option to invest in Range Resources Corporation common stock.


F. TRANSFER OF ASSETS

In April 2000, $4,185,692 of funds and $496,090 of Range Resources common stock were transferred to Great Lakes Energy Plan as part of a corporate spin-off. All participants were fully vested.

                     RANGE RESOURCES CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


G. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.


H. SUBSEQUENT EVENTS

Effective January 1, 2002, the Plan was amended and restated ("Plan Amendment") and the definition of compensation as it relates to the Plan was changed. The definition of compensation will be modified to exclude all bonuses and amounts taxed to employees in connection with purchases of discounted stocks. The Plan was amended to exclude temporary employees as eligible employees to the Plan. The Plan was amended to increase participant contributions to 50% of pre-tax annual compensation, as defined by the Plan.

In 1998, Lomak Petroleum, Inc acquired Domain Energy Corporation ("Domain") via merger and changed the resulting company's name to Range Resources Corporation. The Plan was amended to allow Domain employees to be eligible for the Plan, and the Range Energy Ventures Corporation 401(k) Plan ("Domain Plan") assets were frozen. Subsequent to the Plan's year-end, the Company will merge Domain Plan assets into the Plan. On March 14, 2002, Domain received a favorable letter of determination relating to Domain Plan's tax qualification status prior to merging the Domain Plan with the Plan.

                              SUPPLEMENTAL SCHEDULE

                     RANGE RESOURCES CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 2001


EIN:    34-1312571
PLAN:   002

                                                             (c)                  (d)
                  (b)                                    DESCRIPTION             FAIR
(a)        IDENTITY OF ISSUE                            OF INVESTMENTS           VALUE
---        -----------------                            --------------      ---------------
           Aim Cash Reserves                            Mutual Fund         $       269,630
           Bond Fund of America                         Mutual Fund                 211,417
           Investment Co of America                     Mutual Fund                 566,880
           AIM Balanced                                 Mutual Fund                 507,252
           AIM Blue Chip                                Mutual Fund                 486,698
           AIM Constellation                            Mutual Fund                 172,419
           AIM Aggressive Growth                        Mutual Fund                 163,982
           AIM International Equity                     Mutual Fund                  68,981
           OPP Global                                   Mutual Fund                  90,895
 *         Range Resources Common Stock                                           1,338,107
 *         Participant Loans                            Prime rate                  117,648
                                                                            ---------------
                                                                            $     3,993,909
                                                                            ===============


*  Party In Interest

--------------------------------------------------------------------------------

                           RANGE RESOURCES CORPORATION
                              401(k) PLAN AND TRUST


                                    FORM 11-K
                                December 31, 2001

--------------------------------------------------------------------------------

                                    SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                           RANGE RESOURCES CORPORATION
                              401(k) PLAN AND TRUST



               June 28, 2002           By: /s/ Rodney L. Waller
                                          -------------------------
                                          Rodney L. Waller, Trustee


                                          /s/ Eddie M. LeBlanc
                                          -------------------------
                                          Eddie M. LeBlanc, Trustee

--------------------------------------------------------------------------------

                                  Exhibit Index


EXHIBIT
NUMBER                            DESCRIPTION
------                            -----------
   23*                            Consent of independent accountants




*  included herewith